EXHIBIT 99.1

Press Release Dated February 11, 2010

Suncor Energy Reports Oil Sands Production Numbers for January 2010

News Release

FOR IMMEDIATE RELEASE

Suncor Energy reports oil sands production numbers for January 2010

Calgary, Alberta (February 11, 2010) — Suncor Energy Inc. reported today that the company’s oil sands production during January averaged approximately 156,000 barrels per day (bpd). Production was impacted by unplanned maintenance activities following a fire at one of two upgraders (U2) in December. The repairs were successfully completed and the upgrader has returned to production.

Production numbers include upgraded sweet and sour synthetic crude oil and diesel, as well as non-upgraded bitumen sold directly to the market, from all Suncor-operated facilities. Reported volumes do not include Suncor’s proportionate production share from the Syncrude joint venture.

On a monthly basis, Suncor reports production numbers from its oil sands operation in order to provide stakeholders with a more timely review of operational performance. These numbers are preliminary and subject to adjustment. Production volumes will be confirmed when Suncor’s first quarter results are released.

Suncor Energy Inc. is Canada’s premier integrated energy company. Suncor’s operations include oil sands development and upgrading, conventional and offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand — a proud National Partner to the Vancouver 2010 Olympic and Paralympic Winter Games. While working to responsibly develop petroleum resources, Suncor is also developing a growing renewable energy portfolio. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor Energy Inc. please visit our web site at www.suncor.com.

Investor inquiries:	Helen Kelly 403-693-2048
Media inquiries:	Dany Laferrière 403-269-8760

Suncor Energy Inc.
P.O. Box 38, 112 4 Avenue S.W., Calgary, Alberta T2P 2V5
Website: www.suncor.com